Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Centogene N.V. (the "Company") to be held on June 24, 2021 at 3:00pm CEST at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2020 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2020 (voting item)

4.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

5.	Discharge from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

6.	Discussion of the Company's dividend and reservation policy (discussion item)

7.	Appointment of Mr. Rene Just as managing director of the Company (voting item)

8.	Re-appointment of Mr. Flemming Ørnskov as supervisory director of the Company (voting item)

9.	Re-appointment of Mr. Hubert Birner as supervisory director of the Company (voting item)

10.	Re-appointment of Mr. Holger Friedrich as supervisory director of the Company (voting item)

11.	Re-appointment of Mr. Guido Alexander Prehn as supervisory director of the Company (voting item)

12.	Re-appointment of Mr. Eric Souêtre as supervisory director of the Company (voting item)

13.	Re-appointment of Berndt Axel Edvard Modig as supervisory director of the Company (voting item)

14.	Supervisory Board compensation (voting item)

15.	Instruction to Confinant Audit & Assurance B.V. for the external audit of the Company's annual accounts for the financial year ending December 31, 2021 (voting item)

16.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

17.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

18.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

19.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is May 27, 2021 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Mr. Wilmgard Gerbrands

Am Strande 7

18055 Rostock

Germany

(Wilmgard.Gerbrands@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2020 (discussion item)

The Company's statutory board report over the financial year 2020 has been made available on the Company's website (http://www.centogene.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2020 (voting item)

The Company's annual accounts over the financial year 2020 have been made available on the Company's website (http://www.centogene.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Release from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2020 or in other public disclosures.

5.	Release from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2020 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2020 or in other public disclosures.

6.       Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Management Board and the Company's supervisory board (the "Supervisory Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Management Board and the Supervisory Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.	Appointment of Mr. Rene Just as managing director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Mr. Rene Just as a managing director of the Company. Mr. Just is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025. Mr. Just will serve as the Company's Chief Financial Officer.

Mr. Just is a seasoned finance executive with over 20 years of industry experience. During his career, Mr. Just has held positions of increasing responsibility in both listed and private equity owned companies, spanning a range of industries, including Pharma, IT, and Services. During his career, Mr. Just has gained extensive experience in building and leading efficient finance operations – supporting the development and implementation of value creation strategies, as well as the planning and execution of financing strategies.

8.	Re-appointment of Mr. Flemming Ørnskov as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Flemming Ørnskov as a supervisory director of the Company. Mr. Ørnskov is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Ørnskov (age 63) was appointed as supervisory director of the Company upon the Company's initial public offering (the "IPO") in 2019. Mr. Ørnskov has served as the Chairman of Centogene's supervisory board from April 2019 until December 31, 2020. He has served as the Chief Executive Officer of Galderma S.A. since October 2019. He served as Chief Executive Officer and Executive Director of Shire Plc from April 2013 to January 2019, when Shire was acquired by Takeda. Dr. Ornskov has extensive international, strategic and operational experience in the pharmaceutical and biotech sectors, as well as medical expertise as a physician with training in pediatrics. He was appointed Non-Executive Director and Chairman of the Board of Recordati S.p.A. in February 2019. He has been a Non-Executive Director for the Waters Corporation since 2017. Previously, Dr. Ornskov was Non-Executive Chairman of Evotec from 2008 to 2012 and Non-Executive Director of PCI Biotech Holding from 2008 to 2013. From 2010 to 2013, he was Chief Marketing Officer and Global Head, General and Specialty Medicine at Bayer. He also previously held positions as Global President, Pharmaceuticals and Over-the Counter at Bausch & Lomb; Chairman, President and Chief Executive Officer of LifeCycle Pharma A/S, now Veloxis Pharma A/S; President and Chief Executive Officer of Ikaria; and various roles at Merck and Novartis. Dr. Ornskov received his M.D. from the University of Copenhagen, MBA from INSEAD, and Masters of Public Health from Harvard University.

Mr. Ørnskov does not hold any shares in the Company's share capital.

Mr. Ørnskov has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

9.	Re-appointment of Mr. Hubert Birner as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Hubert Birner as a supervisory director of the Company. Mr. Birner is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Birner (age 54) was appointed as supervisory director of the Company upon the IPO in 2019. Mr. Birner joined Centogene's supervisory board as Chairman from July 2017 to March 30, 2019, and as Vice-Chairman from April 1, 2019 to March 16, 2020. Dr. Birner is responsible for TVM Capital Life Science’s overall investment strategy and global fund operations. He currently serves as Chairman of the board of directors of Leon-nanodrugs GmbH and AL-S Pharma AG. Dr. Birner previously served on the board of Acer Therapeutics, Argos Therapeutic, Horizon Pharma, Inc., Bioxell SA, Evotec AG, Jerini AG, Noxxon Pharma, Probiodrug AG, Proteon Therapeutics Inc. and SpePharm Holdings BV. Prior to his current tenure, he was Head of Business Development Europe and Director of Marketing for Germany at Zeneca Agrochemicals. Dr. Birner joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice and as Assistant Professor for biochemistry at the Ludwig-Maximilian-University (“LMU”), following his summa cum laude doctoral degree in biochemistry at LMU; his doctoral thesis was honoured with the Hoffmann-La Roche prize for outstanding basic research in metabolic diseases. Dr. Birner also holds an MBA from Harvard Business School.

Mr. Birner does not hold any shares in the Company's share capital.

Mr. Birner has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

10.	Re-appointment of Mr. Berndt Axel Edvard Modig as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Berndt Axel Edvard Modig as a supervisory director of the Company. Mr. Modig is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Modig (age 65) was appointed as supervisory director of the Company upon the IPO in 2019. Mr. Modig joined Centogene's supervisory board as a member in April 2018. He also serves as chief executive officer of Pharvaris N.V. He served as chief financial officer of Prosensa Holding N.V., a public pharmaceutical company, from March 2010 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. From October 2003 to November 2008, Mr. Modig was chief financial officer at Jerini AG where he directed private financing rounds, its initial public offering in 2005, and its acquisition by Shire Plc in 2008. Before that, Mr. Modig served as chief financial officer at Surplex AG from 2001 to 2003 and as finance director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm, Agra Industria, from 1994 to 1999 and a senior manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig currently serves as a director, chair of the compensation committee and member of the audit committee of Sio Gene Therapies Inc., and vice-chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V., all of which are publicly held pharmaceutical companies, and he was a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig received a bachelor’s degree in business administration, economics and German language from the University of Lund, Sweden, and an MBA from INSEAD, Fontainebleau, France. He is a certified public accountant (inactive).

Mr. Modig does not hold any shares in the Company's share capital.

Mr. Modig has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

11.	Re-appointment of Mr. Holger Friedrich as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Holger Friedrich as a supervisory director of the Company. Mr. Friedrich is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Friedrich (age 54) was appointed as supervisory director of the Company upon the IPO in 2019. Mr. Friedrich joined Centogene's supervisory board as member in 2017. Since 2010, Mr. Friedrich has served as managing director of CORE SE’s consulting unit. Prior to this role, he served as chairman of SPM Technologies (acquired by SAP) from 1993 to 2003 and as SAP senior vice president, IT Architecture, from 2003 to 2005. He served as partner at McKinsey from 2005 to 2008 and was responsible for their European Enterprise Architecture practice. He served as board member at Software AG from 2009 to 2010. Mr. Friedrich studied computer science and German studies and he was one of the founding members of the Institute for Theoretical Computer Science at the University of Potsdam, which is known today as the Hasso Plattner Institute.

Mr. Friedrich does not hold any shares in the Company's share capital.

Mr. Friedrich has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

12.	Re-appointment of Mr. Guido Alexander Prehn as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Guido Alexander Prehn as a supervisory director of the Company. Mr. Prehn is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Prehn (age 43) was appointed as supervisory director of the Company upon the IPO in 2019. Mr. Prehn joined Centogene's supervisory board as a member in 2017. Mr. Prehn has over 15 years of experience in the private equity industry. He currently serves on the boards of Omniamed Holding GmbH, Pharmazell GmbH, Calvias GmbH, Everest TopCo B.V., Auerbach Holding AG, Kohlspitz Holding AG, AWK Group and VTU Group. Mr. Prehn is a managing director of DPE Deutsche Private Equity where he joined in 2008, shortly after its foundation. Between 2002 and 2008, he worked in various positions at Allianz Capital Partners, TPG Capital and Merrill Lynch. Mr. Prehn studied business administration at the European Business School, Oestrich-Winkel, De Paul University Chicago and Universidad Argentina de la Empresa, Buenos Aires.

Mr. Prehn does not hold any shares in the Company's share capital.

Mr. Prehn has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

13.	Re-appointment of Eric Souêtre as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to re-appoint Mr. Eric Souêtre as a supervisory director of the Company. Mr. Souêtre is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Souêtre (age 65) was appointed as supervisory director of the Company upon the IPO in 2019. Dr. Souêtre joined Centogene's supervisory board as a member in 2017. After various research positions at National Institute of Mental Health, Dr. Souêtre founded “BENEFIT” in 1990, a research and consulting company in health economics (subsequently acquired by QUINTILES Inc. (USA) in 1995). He then served as a board member at QUINTILES Inc., where he was responsible for the global consulting function. In 2003, Dr. Souêtre co-founded LABCO - a network of clinical laboratories - and led the company to a European leadership as chairman and CEO until late 2010.

He remained as an active board member until LABCO was sold to CINVEN in 2015. Dr. Souêtre has since co-founded a private equity fund, Careventures, focused on pan European healthcare service ventures. He currently serves on the board of OPERA SA. Dr. Souêtre holds a Ph.D. in neurosciences by the Marseille University, an M.D. by the Medical University of Nice and an MBA from HEC school of Paris.

Mr. Souêtre does not hold any shares in the Company's share capital.

Mr. Souêtre has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

14.       Supervisory Board compensation (voting item)

At the recommendation of the Company's compensation committee (the "Compensation Committee"), the Supervisory Board proposes the following changes to the compensation packages of the Supervisory Board members:

Equity component under the Company's long term incentive plan (the "LTIP")

the equity component under the LTIP for the Supervisory Board members, at the extraordinary general meeting held on 18 December 2020 (the "EGM") known as agenda item 5.k.iii is set as follows:

“provided, however, that (x) for the LTIs to be granted in the financial year 2021 (for which the financial year 2020 is the Reference FY), an LTI Factor of 100% shall apply and (y) for the financial year 2022 (for which the financial year 2021 is the Reference FY), the LTI Factor shall be calculated by reference to excess of the End of Year VWAP for the Reference FY over USD 25,00”.

Grants of additional options to Mr. Berndt Modig in connection with extraordinary efforts over the period from 2018 until the Company's initial public offering:

a.	Mr. Modig is granted 10,000 options.

b.	with respect to the options granted to Mr. Modig, these shall vest in four equal annual instalments on each relevant anniversary of June 24, 2021;

c.	shall expire on the ten year anniversary of the applicable Grant Date;

d.	shall not be subject to any other performance criteria;

e.	shall have an exercise price of USD 14.00; and

f.	shall be settled in shares.

15.	Instruction to Confinant Audit & Assurance B.V. for the external audit of the Company's annual accounts for the financial year ending December 31, 2021 (voting item)

It is proposed to instruct Confinant Audit & Assurance B.V. (formerly known as: ENDYMION Accountants B.V.) ("Confinant") as the external independent Dutch auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2021. If instructed, Confinant shall perform the statutory Dutch audit activities for the Company in relation to the Company's statutory Dutch annual accounts and annual report. Ernst & Young will remain engaged as the Company's independent auditors for other purposes, including the audit of the Company's financial statements included in its Form 20-F as filed with the U.S. Securities and Exchange Commission.

16.	Extension of authorization for the Management Board to issue shares and grant rights to subscribe for shares (voting item)

The Management Board has been authorized, for a period of five years following the 2020 annual general meeting of shareholders held on June 26, 2020 (the "2020 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 16 is passed, the proposed authorization shall replace the currently existing authorization.

17.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

The Management Board has been authorized, for a period of five years following the 2020 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Management Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 17 is passed, the proposed authorization shall replace the currently existing authorization.

18.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The Management Board has been authorized, for a period of 18 months following the 2020 AGM, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 20% of the Company's issued share capital (determined as at the close of business on the date of first settlement of the Company's ordinary shares in the IPO). It is proposed that this authorization be renewed for a period of, and effectively extended until, 18 months following the date of the AGM for up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 18 is passed, the proposed authorization shall replace the currently existing authorization.